April 30, 2009

Mr. Eric Atallah

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop: 3030

100 F. Street N.E.

Washington D. C. 20549-7010

Re:          Pro-Dex Inc.

                Form 10-KSB for fiscal year ended June 30, 2008

                                Filed September 22, 2008

                Form 10-Q for quarter ended December 31, 2008

                                Filed February 12, 2009

                File No. 0-14942

Dear Mr. Atallah:

On behalf of Pro-Dex Inc., I am responding to your letter dated March 31, 2009 relating to our March 4, 2009 response to the questions concerning the above-referenced quarterly and annual reports.  Our responses are named and numbered to correspond with the names and numbers of the comments contained in your March 31, 2009 letter.  For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-KSB for the fiscal year ended June 30, 2008

Note 2. summary of Significant Accounting Policies, page 33

Goodwill and Intangible Assets, page 34

1.        We note your response to our prior comment 3.  Please tell us and revise the Critical Accounting Estimates section of your M, D&A in future filings to address the following:

  Disclose the number of reporting units that you have identified for purposes of testing goodwill for impairment.

Company’s Response:

We note the staff’s comment and will revise future filings to include the following information:

The Company identifies two reporting units for purposes of its annual goodwill impairment testing, based on the SFAS 142 requirements arising from its acquisitions of Micro Motors and Astromec. The Company’s Carson City reporting unit corresponds to the operations resulting from the Astromec acquisition, while its Irvine reporting unit corresponds to the operations resulting from the Micro Motors acquisition.

  Disclose the valuation methodology used to value goodwill and intangible assets.  Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based on reasonably likely changes.

Company’s Response:

Goodwill and Intangible assets are tested for impairment annually on April 1 using a discounted cash flow analysis. The discounted cash flow analysis relies upon estimates of the entity’s future revenue and expenses to ultimately project the future cash flows resulting from the business activity of each entity. The projected future cash flows are discounted to present value at an appropriate discount rate.  An appropriate discount rate is reached by calculating the weighted average cost of capital “WACC,” which is determined by the assumptions underlying the Capital Asset Pricing Model “CAPM” and is considered to reflect the view of “Market Participants,” as required under SFAS 157. The inputs used in calculating the WACC are described below.

a.       The assumed capital structure is based upon the Company's actual capital structure and debt to equity ratio at the time of analysis.

b.       The cost of debt is based on the Company's actual contracted rates.

c.       The cost of equity is equal to the risk free rate represented by the 10 year Treasury note, plus the Company’s historical correlation to market movement “beta” times the historical equity risk premium, plus an additional small stock premium.

d.       In valuing the Company’s patents, an additional risk premium is added to reflect the increased risk inherent in intangible assets.

e.       Also in valuing the patents, an expected value calculation was performed that weighted the values of different scenarios based on their expected probability of occurrence.

We performed separate calculations to determine the sensitivity of our intangible asset impairment conclusions to increases in the assumed discount rates. In the case of Astromec, the goodwill impairment test is not failed until the discount rate is increased 33 percent.  In the case of Micro Motors, the goodwill impairment test is not failed until the discount rate is increased 240 percent.

Additionally, the material assumptions relied upon in the discounted cash flow analysis used to value the Company’s Intraflow patents are shown below.

a.       The patent is valued from the perspective of “Market Participants,” which are believed to possess sales and marketing expertise in the dental and medical device field.  Management’s financial analysis of the intangible asset was performed from the perspective of a potential acquirer and estimates what a Market Participant would be willing to pay for the asset.  This methodology is consistent with FAS 157 requirements for Fair Value estimates to be estimates of the price that would be received to sell an asset, or an “Exit Price.” In these scenarios, the patents’ value is based on the assumed greater distribution capabilities and lower incremental costs that would be held by Market Participants.

b.      The patent was also valued as a ongoing product line without any additional distribution partner or “Market Participant” value

c.       A premium for the increased riskiness of intangible assets was included in the asset’s discount rate.

d.       We performed separate calculations to determine the sensitivity of the asset’s impairment conclusion to variances in sales growth, gross margin, and discount rate. Sales growth forecasts ranged from growth of 6 times to 12 times 2008 levels, based on a 12 to 24 person sales force replacing the 1 person sales force used by Pro-Dex.

e.       There were transaction and/or start-up costs associated with the Market Participants valuation.

The material assumptions relied upon in the discounted cash flow analysis used to value the goodwill held in the Carson City reporting unit are shown below.

a.       Goodwill resulting from the Company’s acquisition of Astromec is tested for impairment under its Carson City motor manufacturing operations.

b.       Motor sales to existing customers are assumed to decline, but are more than replaced by revenue growth from new customers and increased intercompany sales for medical hand piece products.

c.       The existing fixed cost structure of the motor manufacturing operations will be better absorbed by the higher forecasted volume of production, resulting in increased profit margins.

d.       In addition to the value of the goodwill held in the Carson City reporting unit based on that unit as a stand alone business unit, an additional analysis is performed to estimate a value to Pro-Dex of having an in-house motor manufacturer for the medical device product line.  This captive capability enables development speed and focus, which produces revenue in other operating units.

e.       The value of the Carson City manufacturing operation is added to the value of the additional capability provided to Pro-Dex for the total value of the goodwill.

 The material assumptions relied upon in the discounted cash flow analysis used to value the goodwill held in the Micro Motors reporting unit are shown below.

a.       Goodwill resulting from the Company’s acquisition of Micro Motors is tested for impairment under its Irvine reporting unit, which houses the operations resulting from the base technology acquired from Micro Motors.

b.       Sales to existing customers are assumed to decline, but are more than replaced by revenue growth from new customers.

c.        The existing fixed cost structure of the Irvine operations will be better absorbed by the higher forecasted volume of medical products, resulting in increased profit margins.

  To the extent the valuation assumptions and methodologies used for valuing goodwill and intangible assets have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Company’s Response:

Due to the current economic environment, the general lack of investment in new products, the limited number of Market Participants to whom this technology relates, the time and expense necessary to consummate a transaction, and other factors considered by management, there became a significant possibility that no distribution partner would be found.  As a result of these changes, we determined that the carrying value of the intangible asset may not be recoverable and we therefore tested the intangible asset for recoverability as of March 31, 2009.

 There have been minor changes in the model to better reflect the cost of capital of Pro-Dex as well as expected returns of potential investors in this economy.  However, the overall model and scenarios remain essentially the same.  The most significant modification involves the introduction of an expected value calculation, weighting the possible scenarios by their probability of occurring.  A heavily-weighted scenario is one where no distribution partner is found, significantly impairing its value.  The expected disclosure related to this issue in our 3rd quarter Form 10Q is as follows:

                                Given the company’s lack of a direct dental distribution channel, it has stopped actively promoting the product based on the intangible asset resulting from the purchase of certain assets from IntraVantage, Inc. in October 2005.  Any substantial future value therefore stems from the possibility that a company with a direct dental distribution channel (a “Market Participant”) might be interested in access to the technology through product purchases, licenses, acquisition, joint venture, or other means.  Given the current economic environment, the general lack of investment in new products, the limited number of Market Participants to whom this technology relates, the time and expense necessary to consummate a transaction, and other factors considered by management, there is also a significant possibility that no distribution partner will be found, resulting in effectively no value of the asset.  Given this change in circumstance, in accordance with FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” management tested the carrying amount of the intangible asset for recoverability as of March 31, 2009.  The result of management’s analysis based on several scenarios with varying probability of occurring) was that the asset’s expected value is $150,000 and, accordingly a charge of $997,280 was taken in the fiscal 2009 third quarter.  Management remains committed to optimizing the value of this technology for our shareholders, and will continue to pursue any opportunity to accomplish that end.

For the Astromec reporting unit’s impairment testing there was an assumption of decreased external sales growth compared to 2008, which was more than offset by an increased sales growth rate of motors for internal (Pro-Dex) use.  In addition to the value of the reporting unit as an internal supplier and stand alone business, the unit has additional strategic value by enabling Pro-Dex to gain additional customers under other reporting units that is considered in the valuation. It should be noted that the unit passes its goodwill impairment test without the inclusion of this additional “enablement” value.

For the Micro Motors reporting unit’s impairment testing, there was an assumption of a slower than historical sales growth rate than in the previous valuation.  The total 5 year growth rate in the 2008 valuation was equal to the historical 5 year growth rate of the Company, but the growth rate was reduced by 50% for the 2009 valuation. The reason for the reduced sales growth is the current and forecast near and medium term market conditions.  The effect of this sales growth decrease was to decrease the unit’s calculated value, but not to an extent that it fails the goodwill impairment test.  The computed reporting unit value exceeds the carrying value of the unit by more than 100 percent.

  To the extent you continue to believe that your external market capitalization does not represent the true value of the company, please revise your disclosures in future filings to explain the facts and circumstances which you believe are responsible for the significant disparity between your market capitalization and the book value of your net assets.

Company’s Response:

We note the staff’s comment and will revise future filings as appropriate to disclose facts and circumstances which we believe are responsible for the significant disparity between our market capitalization and the book value of our net assets.

  As a related matter we note that you do not believe the current “unusual economic environment” represents a “circumstance or triggering event that would indicate that additional impairment testing is warranted.”  Please note that paragraph 28(a) of SFAS 142 indicates that an adverse change in the business climate would be a triggering event.  Please tell us and revise future filings to discuss how you consider current  market conditions in determining if a triggering event has occurred:

Company’s Response:

We note the staff’s comment and will revise future filings as appropriate to disclose how we determine if current market conditions are a triggering event that would indicate additional impairment testing as it relates to the intangible assets at Pro-Dex.

We review the triggering events quarterly to determine if there is a need for interim impairment testing, we did not determine that a triggering event for the Astromec and Micro Motors goodwill occurred in the past 12 months. but did determine that a triggering event occurred for the patent intangible asset.  Our standard annual impairment testing is done April 1 of each year, and will  be completed by the filing of our next 10Q.

In determining if a triggering event has occurred, we consider not only expectations for growth in the entire US economy, but also expectations for regional growth specific to our sales markets and specific to our industry and niche product lines. While our reporting units are influenced by changes in the general economic outlook of the United States, they are most heavily influenced by changes specific to the medical device industry. Furthermore, the magnitude of economic changes within the industry is viewed alongside the outlooks and forecasts specific to the reporting units to obtain a better sense of the likelihood that goodwill may be impaired. Declines within the industry’s outlook are reflected in the units’ revenue projections.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments.  If you have any questions, or require further information please contact Jeff Ritchey, Chief Financial Officer, at (949) 769-3250.

/S/ Mark Murphy

Mark Murphy, CEO

/S/ Jeffrey J. Ritchey

Jeffery J. Ritchey, CFO